UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2009

_____

IRWIN FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

INDIANA	0-6835	35-1286807
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 3.01(a). Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 29, 2009, Irwin Financial Corporation (the "Corporation") received notice (the "Notice") from the New York Stock Exchange (the "NYSE") that the Corporation has fallen below the NYSE's continued listing standard related to the Corporation's total market capitalization and stockholders' equity. The NYSE requires that a listed company have an average market capitalization of not less than $50 million over a consecutive 30 trading-day period and stockholders' equity of not less than $50 million.

Within 45 days from receipt of the Notice, the Corporation intends to submit a plan to the NYSE that demonstrates the Corporation's ability to achieve compliance with the continued listing standards within the allotted 18-month cure period. Upon receipt of the Corporation's plan, the NYSE has 45 calendar days to review the Corporation's plan. The NYSE will either accept the plan, at which time the Corporation will be subject to ongoing monitoring for compliance with this plan, or the NYSE will not accept the plan and the Corporation will be subject to suspension and delisting proceedings. During the 18-month cure period, the Corporation's common shares will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards. On June 1, 2009, the Corporation issued a press release, attached to this Form 8-K as Exhibit 99.1, regarding receipt of the NYSE Notice.

ITEM 8.01. Other Events

On June 1, 2009, the Corporation announced the voting results from its annual meeting of shareholders held on May 29, 2009. The announcement is contained in the release attached to this Form 8-K as Exhibit 99.1

About Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are based on management's expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or will not or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which include all statements in this Report in connection with the Corporation's submission of a plan to the NYSE with the intention of curing the Corporation's noncompliance with the NYSE's continued listing standards. We qualify forward-looking statements entirely by these and the following cautionary factors.

Actual future results may differ materially from our forward-looking statements and we qualify all forward looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including, but not limited to, difficulties in completing our recapitalization plan, changes in laws, rules or regulations, or regulatory actions that impact our Corporation, bank or thrift. In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

ITEM 9.01. Financial Statements and Exhibits.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated June 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: June 2, 2009   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated June 1, 2009.

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES SHAREHOLDER VOTE RESULTS AND INFORMATION ON NYSE LISTING

(Columbus, IN, June 1, 2009) Irwin Financial Corporation (NYSE:IFC), today announced the voting results from the Corporation's Annual Meeting of Shareholders held on May 29, 2009 and information on its NYSE listing.

At the shareholders' meeting, each of the four Directors nominated to serve a three-year term, Dave Goodrich, Brenda Lauderback, John McGinty, and Marita Zuraitis, was elected by shareholders, with each Director receiving 96 percent or more of votes cast. Shareholders voted in favor of each of the three other proposals -- adding shares to the Employees' Stock Purchase Plan, approving the Short Term Incentive Plan to qualify it for performance-based compensation, and confirming the Corporation's independent public accountants for 2009 -- with 97 percent or more of votes cast.

The New York Stock Exchange ("NYSE") has provided notice to the Corporation that, due to the decline in its level of market capitalization and shareholders' equity, the Corporation currently does not satisfy one of the NYSE's standards for continued listing and that to maintain its listing, the Corporation has 45 days to submit a business plan that demonstrates that the Corporation will be in compliance with the continued listing standard within 18 months. The business plan will be reviewed for final disposition by the Listings and Compliance Committee of the NYSE. If the plan is accepted, the Corporation will be subject to quarterly monitoring for compliance with the plan and the stock will continue to trade on the NYSE. If the plan is not accepted, the Corporation will be subject to suspension by the NYSE and delisting. The Corporation believes compliance would be achievable through Government support for its existing re-capitalization plan.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation provides a broad range of banking services to small businesses and consumers in our branches in the Midwest and Southwest and to restaurant franchisees nationwide.

About Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such

forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are based on management's expectations, estimates, projections, and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or will not or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements. These may include, among other things, statements and assumptions about reestablishing compliance with the NYSE's continued listing standards through the execution of the Corporation's re-capitalization plan.

We qualify any forward-looking statements entirely by these and the following cautionary factors.

Actual future results may differ materially from our forward-looking statements and we qualify all forward looking statements by various risks and uncertainties we face, as well as the assumptions underlying the statements, including, but not limited to, the following cautionary factors: difficulties in completing our recapitalization plan, including the failure to raise sufficient private investment through our proposed rights offer or a possible exchange of trust preferred securities for our equity or by other means, the failure of a sufficient number of shareholders to participate in a rights offer or to exercise fully their rights, the failure to satisfy the conditions that require the standby purchasers to exercise fully their subscription privileges, the failure to receive assistance in substantially the form proposed to the U.S. Treasury and banking regulators, or the failure to obtain any necessary regulatory approvals; potential further deterioration or effects of general economic conditions, particularly in sectors relating to real estate and/or mortgage lending, small business lending, and franchise restaurants finance; unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters (including a pandemic); difficulties in accurately estimating any future repurchases of residential mortgage, home equity, or other loans or leases due to alleged violations of representations and warranties we made when selling these loans and leases to the secondary market or in securitizations; unanticipated lawsuits or outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, and other laws, rules or regulations affecting the rights and responsibilities of our Corporation, or our state-chartered bank or federal savings bank subsidiary; regulatory actions that impact our Corporation, bank or thrift, including the written agreement the Corporation and its state-chartered bank subsidiary, Irwin Union Bank and Trust Company, entered into with the Federal Reserve Bank of Chicago and the Indiana Department of Financial Institutions on October 10, 2008, and the supervisory agreement the Corporation's federal savings bank subsidiary, Irwin Union Bank, F.S.B., entered into with the Office of Thrift Supervision on the same day; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in the interpretation and application of accounting or other rules affecting the Corporation's capital; or governmental changes in monetary or fiscal policies.

In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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